March 25, 2013

Re:	Banco Bilbao Vizcaya Argentaria, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 26, 2012
Response filed September 20, 2012
File No. 001-10110

Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D.C. 20549

Dear Mr. West:

Thank you for your letter dated March 1, 2013, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2011 (the “2011 Form 20-F”) of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, also referred to in this letter as the “Company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s March 1, 2013 comment letter in bold text.

In providing these responses, we hereby acknowledge that:

•	BBVA is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	BBVA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-537-5928 or fax: 011-34-91-537-6766, or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours, /s/ Eduardo Ávila Zaragoza
Eduardo Ávila Zaragoza Chief Accounting Officer

ANNEX A

Form 20-F for the Fiscal Year Ended December 31, 2011

Impaired assets and impairment losses, page 181

1.
Refer to your response to prior comment 9, and your statement that the amount reported in Note 22 represents the carrying amount of real estate assets received from distressed customers in lieu of payment (including from customers whose loans are not impaired.) Please revise future filings to disclose the facts and circumstances considered when concluding that these loans are not impaired. To the extent that they are not impaired due to an excess of the collateral value over the balance of the loan, revise future filings, either here or in Operating and Financial Review and Prospects, as appropriate, to disclose the following:

▪	The weighted average loan to value upon receipt of these properties, if known;
▪	The amount of gain or loss recognized on the sale of these properties during the period; and
▪	A discussion of the reasons for significant variances between periods.

Response:

We further supplementally advise the Staff that the amount reported in Note 22 includes loans that were not classified as impaired since they were less than 90 days past due or in respect of which there was no objective evidence of impairment as a result of a loss event under paragraph 59 of IAS 39, upon receipt of the relevant real estate assets, rather than as a result of the existence of an excess of the collateral value over the balance of the loan.

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will clarify this by including disclosure similar to that included below (the stricken language will be deleted from and the underlined language will be added to Note 22), updated as appropriate, in future 20-F filings:

“The heading “Inventories” includes the net carrying amount of real estate assets acquired ~~the purchases of land and property~~ that the Group’s real estate companies hold for sale or for their business. The amounts ~~reflected~~ under this heading mainly include real estate assets ~~purchased~~ acquired by these ~~those~~ companies from distressed customers (mainly in Spain, see Appendix XI), net of their corresponding impairment provisions and, to a lesser extent, real estate assets acquired by these companies from customers whose loans were not impaired since they were less than 90 days past due or in respect of which there was no objective evidence of impairment as a result of a loss event under paragraph 59 of IAS 39 upon receipt of the relevant real estate assets.”

Consolidated Income Statements, page F-5

2.
We acknowledge your response to prior comments 10 and 11 (regarding your Consolidated Statements of Cash Flows on page F-11), and your analysis based upon application of Circular 4/2004 issued by the Bank of Spain. However, for purposes of complying with Item 17(c) of Form 20-F, your financial statements must unreservedly and explicitly comply with IFRS as issued by the IASB or you must file a US GAAP reconciliation. Please provide us with your analysis under IFRS as issued by the IASB in response to our prior comment, or provide us with proposed disclosures to be included in future filings that address our prior comments.

Response:

With respect to prior comment 10 of the Staff, we supplementally advise the Staff that, in light of the Staff’s comment and the examples set forth in the Implementation Guidance of IAS 1, we will include disclosure similar to that included below (the stricken language will be deleted from and the underlined language will be added to the Consolidated Income Statement), updated as appropriate, in future 20-F filings:

		Millions of Euros
	2012	2011	2010
INTEREST AND SIMILAR INCOME		24,180	21,130
INTEREST AND SIMILAR EXPENSES		(11,028)	(7,814)
NET INTEREST INCOME		13,152	13,316
DIVIDEND INCOME		562	529
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD		595	331
FEE AND COMMISSION INCOME		5,075	4,864
FEE AND COMMISSION EXPENSES		(1,044)	(831)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES		1,117	1,372
Financial instruments held for trading		1,052	640
Other financial instruments at fair value through profit or loss		8	18
Other financial instruments not at fair value through profit or loss		57	714
Rest		-	-
EXCHANGE DIFFERENCES (NET)		364	455
OTHER OPERATING INCOME		4,244	3,537
Income on insurance and reinsurance contracts		3,317	2,597
Financial income from non-financial services		656	647
Rest of other operating income		271	293
OTHER OPERATING EXPENSES		(4,037)	(3,240)
Expenses on insurance and reinsurance contracts		(2,436)	(1,815)
Changes in inventories		(298)	(554)
Rest of other operating expenses		(1,303)	(871)
~~GROSS INCOME~~		~~20,028~~	~~20,333~~
ADMINISTRATION COSTS		(8,898)	(8,007)
Personnel expenses		(5,191)	(4,698)
General and administrative expenses		(3,707)	(3,309)
DEPRECIATION AND AMORTIZATION		(839)	(754)
PROVISIONS (NET)		(509)	(475)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)		(4,226)	(4,718)
Loans and receivables		(4,201)	(4,563)
Other financial instruments not at fair value through profit or loss		(25)	(155)
~~NET OPERATING INCOME~~		~~5,556~~	~~6,379~~
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)		(1,885)	(489)
Goodwill and other intangible assets		(1,444)	(13)

Other assets	(441)	(476)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	46	41
NEGATIVE GOODWILL	-	1
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	(271)	127
OPERATING PROFIT ~~INCOME~~ BEFORE TAX	3,446	6,059
INCOME TAX	(206)	(1,345)
~~INCOME~~ PROFIT FROM CONTINUING OPERATIONS ~~TRANSACTIONS~~	3,240	4,714
~~INCOME~~ PROFIT FROM DISCONTINUED OPERATIONS ~~TRANSACTIONS~~ (NET)	245	281
~~NET INCOME~~ PROFIT	3,485	4,995
~~Net Income~~ Profit ~~attributed~~ attributable to parent company	3,004	4,606
~~Net income~~ Profit ~~attributed~~ attributable to non-controlling interests	481	389

With respect to prior comment 11 of the Staff, we supplementally advise the Staff that, in light of the Staff’s comment and the examples set forth in IAS 7, we will eliminate non-cash transactions related to foreclosed assets received in settlement of impaired loans from our Cash Flows Statement in future 20-F filings. We further supplementally advise the Staff that we will include disclosure similar to that included below (the underlined language will be added to Note 2.2.22 to the Consolidated Financial Statements), updated as appropriate, in our annual report on Form 20-F for the year ended December 31, 2012:

 “Our consolidated Cash Flow Statement for the year ended December 31, 2012, does not include certain non-cash transactions (related to foreclosed assets received in settlement of impaired loans and the allowance for loan losses) which in prior years were included under the captions “Investments/Divestments - Non-current assets held for sale and associated liabilities” and “Net increase/decrease in operating assets - Loans and receivables”, respectively. For 2012, these transactions have been reclassified to the caption “Adjustments to obtain the cash flow from operating activities: Other adjustments”. If extended to 2011 and 2010, such reclassification would not have materially changed our cash flow for such years: our cash flow from operating activities would have decreased by €1,516 million and €1,464 million for 2011 and 2010, respectively, and our cash flow from investment activities would have increased in the same amounts for such years”.

2. Principles of consolidation…, page F -16

2.2.1 Financial Instruments, page F-17

Impairment losses determined collectively, page F-22

3.	Please refer to your response to prior comment 12 and revise future filings, either here or in Operating and Financial Review and Prospects, as appropriate, to address the following:
▪	Disclose the source of your benchmark for loss identification periods (LIPs) identified in your European peers.
▪
Given the wide range in LIPs for corporate and retail loans, present a weighted average for each loan type. At a minimum, disclose a weighted average for the most significant product types within each portfolio.

▪	Disclose whether there are any differences in how you assess the LIPs for your loan portfolios in the US and in Mexico.
▪	Finally, discuss the procedures you perform in order to assess the accuracy of your estimate of LIPs and discuss how often you perform these procedures.

Response:

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will include disclosure similar to that included below (the stricken language will be deleted from and the underlined language will be added to the disclosure we proposed in our letter to the Staff dated September 20, 2012), updated as appropriate, in future 20-F filings:

“The analysis of LIPs is performed on a homogenous portfolio basis. For our portfolios in Spain and in Mexico, which are our most significant portfolios, we ~~We~~ use the following methodology to determine an interval of LIP that has occurred over time:

•
Analysis of the frequency of regulatory and internal review: The review of the credit quality of customers results in loss ~~events~~ being identified. The more frequently the entity reviews the credit quality of its customers, the quicker losses ~~loss events~~ are identified and therefore the lower is the resulting LIP (incurred but not reported losses decrease but ‘identified’ incurred losses increase). By contrast, the less frequently the entity reviews the credit quality of its customers, the slower losses ~~loss events~~ are identified and therefore the higher is the resulting LIP.

•
Analysis of the correlation between macroeconomic factors and probability of default: The deterioration of certain macroeconomic factors can be considered as a loss event if it results in an increase in the credit risk of a portfolio. Analysis performed shows the existence of correlation between some macroeconomic indicators ~~parameters~~ and the probability of default, with a time lag existing between changes in such parameters and changes in the default rate. Our Economic Research Department (“BBVA Research”) analyses the correlation between macroeconomic indicators (mainly GDP and interest rates) and probability of default (PD) for our portfolios. The analysis includes PD available information by portfolio for the last 25 years. The purpose of the analysis is to evaluate the impact of macroeconomic indicators on the PD and identify the time lag between the deterioration of a macroeconomic indicator and the increase in PD. This time lag illustrates the time period between the loss event and the identification of the loss which leads to an individual provisioning. The research shows that changes in macroeconomic indicators, such as GDP and interest rates, result in variations in the PD of these portfolios within less than six months.

•
An internal benchmark of the LIPs ~~identified in~~ used by our European peers (based on 12 European banks from Belgium, Germany, Italy, the Netherlands and the United Kingdom): For corporate loans, 3-12 months; for retail loans, 2-9 months.

The LIPs we use, which were determined in accordance with the methodology described above, are set forth in the table below:

Portfolio		Ranges of LIPs	Weighted Average of LIPs Used as of December 31, 2012
Sovereign and Public Institutions		12 months	12 months
Corporates	Real estate developers	From 1 months to 18 months	3 months
	Large corporates Others corporates SMEs	From 1 months to 12 months	9-10 months
Retail	Mortgage loans Consumer loans	From 2 months to 9 months	7-8 months

At least once a year, we perform a backtesting analysis in order to assess the accuracy of our LIP estimates for the corporate portfolios. The backtesting involves assessing the evolution of our most significant impaired loans over a period of time, on a periodic basis, to identify the actual LIPs for each portfolio. In addition, with respect to all of our portfolios, we review the correlation between the evolution of macroeconomic indicators (mainly GDP and interest rates) and PD for such portfolios.

The allowance for loan losses for loan portfolios of our U.S. subsidiaries (which represented approximately 9.1% of our consolidated loans and receivables as of December 31, 2012) is determined under U.S. GAAP. There is no significant difference between the allowance for loan losses accounting under ASC-310 and under IAS 39. The methodology followed by Compass (our bank subsidiary in the U.S.) for determining the allowance for loan losses is based on the average expected loss over the last five years. The calculation of expected losses is segmented by common portfolio characteristics such as product type, risk rating, bureau score, past due status, collateral type and loan to value. In the process of calculating the allowance for loan losses, Compass assigns a PD and an LGD for the different portfolios. The weighted average of the LIP used as of December 31, 2012 was one year, based on internal analysis of the management, following an approach that is consistent with that described above for our Spain and Mexico loan portfolios.”

20. Intangible assets, page F-120

20.1 Goodwill, page F-120

4.
Refer to your response to prior comment 13. You state that you “use the economic capital assigned to your CGUs as a proxy for their carrying value although you compare it to the consolidated net book value of the assets and liabilities, including goodwill, if any, allocated to each CGU for purposes of determining whether goodwill is impaired.” Please address the following:

▪
Clarify the portion of your response where you indicate that you use economic capital as a proxy for the carrying value, but you compare it to the consolidated net book value of the assets and liabilities, including goodwill, allocated to each CGU for purposes of determining whether goodwill is impaired. Specifically, tell us why you would compare the carrying value based on economic capital to the consolidated net book value of the assets and liabilities of the CGU to determine whether goodwill is impaired, instead of comparing it to the recoverable amount, as required by paragraph 90 of IAS 36.

▪
Clarify the sentence in your response where you state that you use the consolidated net book value of the assets and liabilities, including goodwill, allocated to each CGU for purposes of determining the amount to be recorded as impairment of goodwill in the income statement. Specifically, clarify whether you have separate assets and liabilities for each CGU, and if so, clarify why you would use economic capital as a proxy for the carrying value of the CGU. Consider providing an example to illustrate your methodology for measuring impairment.

▪
Confirm that the economic capital allocated to Corporate represents the entire amount of economic capital that is not allocated to the CGUs. Additionally, clarify whether the sum of the economic capital amounts assigned to each CGU, plus the amount allocated to Corporate, reconciles to total shareholders’ equity. If not, tell us why not and quantify any difference.

▪
Given that you use economic capital as a proxy for the carrying value of your CGUs, tell us how you ensure that the recoverable amounts of the individual CGUs are only considering the assets and liabilities that are part of the carrying value of the individual CGUs (via the economic capital proxy calculation).

Response:

We respectfully advise the Staff that we have reviewed our response to the third bullet point of prior comment 13 in light of the Staff’s comment and we believe that the wording used in such response did not accurately describe our use of economic capital. In particular, we confirm to the Staff the following:

•
With respect to the first bullet point above, as indicated in Note 2.2.8 to our Consolidated Financial Statements, we confirm to the Staff that we compare the carrying value of the assets and liabilities, including goodwill, allocated to each CGU to the recoverable amount, as required by paragraph 90 of IAS 36, for purposes of determining whether goodwill is impaired.

•
With respect to the second and fourth bullet points above, we confirm to the Staff that we use economic capital as a proxy for the carrying value of a CGU only when such CGU does not comprise a whole company or group of companies and therefore its carrying value is not easily derivable from the financial statements of the relevant company or group of companies, according to paragraph 76 of IAS 36. As of December 31, 2012, 2011 and 2010, the only CGUs which had these characteristics were the Retail Business (Eurozone) and the Wholesale Business (Eurozone) CGUs, comprising, respectively, our activities in retail and wholesale banking in Spain, Portugal and rest of Europe. Since goodwill allocated to these CGUs is not material (approximately €13 million as of December 31, 2012), impairment of the goodwill of these CGUs is not separately disclosed in the tables included in Note 20 to our Consolidated Financial Statements.

•
With respect to the third bullet point above, we supplementally advise the Staff that the Corporate segment is not a CGU for purposes of determining goodwill impairment and no economic capital is allocated to such segment for these purposes. We further advise the Staff that the sum of the economic capital amounts assigned to each CGU is comparable to our capital consumption under solvency rules; therefore, we believe such amounts should be compared to our regulatory capital base (under Basel II) rather than to the total shareholders’ equity accounted for in the Consolidated Financial Statements. A reconciliation between our regulatory capital base (under Basel II) and the total shareholders’ equity accounted for in the Consolidated Financial Statements will be included in

“Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”  in our Annual Report on Form 20-F for the year ended December 31, 2012.

Appendix X, page A-31

a)  Policies and strategies established by the Group … page A-31

Risk monitoring policies, page A-31

5.
Refer to your response to prior comment 17. We note your response and your disclosures in Appendix VII beginning on page 210 of your Form 6-K furnished on February 19, 2013. Please revise future filings, either here or in Operating and Financial Review and Prospects, as appropriate, to address the following:

▪	Provide proposed disclosure to address the second and third bullet points of our prior comment 17.
▪	If portfolios outside of Spain are excluded from this disclosure, provide this information for those portfolios as well.
▪	Discuss why your unsecured renegotiated loans appear to have a lower coverage ratio than your other types of renegotiated loans.
▪
You state on page 211 that normal-risk renegotiated and restructured loans are classified as “special monitoring” until conditions established by Bank of Spain Circular 6/2012 are met. Disclose what these conditions are and if a significant amount of loans are reclassified out of the special monitoring category, quantify the amount reclassified for each period presented.

▪
You disclose that 22% of the Other Companies portfolio of restructured and renegotiated loans are considered impaired due to subsequent default. Similarly, the renegotiated mortgage portfolio had a default rate of 22%. Disclose what the default rate is for your other restructured and renegotiated portfolios.

▪	Discuss why such a significant portion of your renegotiations and refinances appear unsuccessful, whether you have made changes to your modification programs as a result, and if so, how.
▪
Discuss whether you provide any subsequent modifications for renegotiated or refinanced loans, or whether loans are only allowed to be renegotiated or refinanced once. If you provide multiple modifications, revise to disclose the following:

a.	Discuss whether the level of multiple modifications for loans is increasing or decreasing to give a better sense of the successfulness of your modification programs.
b.
Discuss how you are timely capturing all losses inherent in your loan portfolio in your allowance for loan losses. For example, discuss how you incorporate re- defaults on these loans in your probability of default assumptions and any qualitative adjustments you may make related to the risk of re-defaults.

Response:

•	Provide proposed disclosure to address the second and third bullet points of our prior comment 17.

We acknowledge the Staff’s comment and we supplementally advise the Staff that, with respect to the second bullet point of prior comment 17, we will include disclosure similar to that included below (the underlined language will be added, updated as appropriate, in future 20-F filings, to the information included in Appendix XII of our Form 6-K furnished on February 19, 2013):

“In addition to the refinancing and restructuring operations referred to in this section, we have modified loans that are not considered renegotiated or impaired based on the criteria in paragraph 59(c) in IAS 39. We concluded that these modified loans should not be classified as renegotiated or impaired because they were modified for commercial or competitive reasons (such as to improve our relationship with a customer) rather than for economic or legal reasons relating to the borrower’s financial circumstances”.

We further supplementally advise the Staff that, with respect to the third bullet point of prior comment 17, we will provide disclosure similar to that included below in our response to the seventh bullet point of this comment, updated as appropriate, in future 20-F filings.

•	If portfolios outside of Spain are excluded from this disclosure, provide this information for those portfolios as well.

We confirm to the Staff that the information set forth in Appendix XII of our Form 6-K furnished on February 19, 2013, includes loan portfolios outside of Spain.

•	Discuss why your unsecured renegotiated loans appear to have a lower coverage ratio than your other types of renegotiated loans.

We supplementally advise the Staff that, as of December 31, 2012, the only secured renegotiated loan portfolio which had a higher coverage ratio than our unsecured renegotiated loans was the real estate developer loan portfolio, which had a high coverage ratio due to the increase in provisions as a result of the deterioration of the real estate sector in Spain during 2012.

We acknowledge the Staff’s comment and we further advise the Staff that we will include disclosure similar to that included below (the underlined language will be added, updated as appropriate, in future 20-F filings, to the information included in Appendix XII of our Form 6-K furnished on February 19, 2013):

“In 2012 the portfolio of loans to developers has been subject to high loan-loss provisions as a result of the deterioration of assets related to the real-estate sector in Spain. The coverage ratio of this portfolio is between 25% and 35% on average, depending on whether the risk is normal or substandard, and according to the type of guarantee. The coverage ratio of our real estate developers portfolio is higher than the coverage ratios for other renegotiated loan portfolios (including our unsecured loan portfolios) due to the increase in provisions as a result of the deterioration of the real estate sector in Spain during 2012.”

•
You state on page 211 that normal-risk renegotiated and restructured loans are classified as “special monitoring” until conditions established by Bank of Spain Circular 6/2012 are met. Disclose what these conditions are and if a significant amount of loans are reclassified out of the special monitoring category, quantify the amount reclassified for each period presented.

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will include disclosure similar to that included below (the underlined language will be added, updated as appropriate, in future 20-F filings, to the information included in Appendix XII of our Form 6-K furnished on February 19, 2013):

“The conditions established by the Bank of Spain’s Circular 6/2012 for “normal-risk assets with special monitoring” to be reclassified out of this special monitoring category are as follows:

1)	The customer must have paid past-due amounts (principal and interest) since the date of the renegotiation or restructuring of the operation;

2)	At least two years must have elapsed since the renegotiation or restructuring of the operation;

3)
The customer must have paid at least 20% of the outstanding principal amount of the loan as well as all the past-due amounts (principal and interest) that were outstanding as of the date of the renegotiation or restructuring of the operation; and

4)
It is unlikely that the borrower will have financial difficulties and, therefore, it is expected that the borrower will be able to meet its debt payment obligations (principal and interest) in a timely manner.

During 2012, no loans were reclassified out of this special monitoring category.”

•
You disclose that 22% of the Other Companies portfolio of restructured and renegotiated loans are considered impaired due to subsequent default. Similarly, the renegotiated mortgage portfolio had a default rate of 22%. Disclose what the default rate is for your other restructured and renegotiated portfolios.

We respectfully advise the Staff that, while we believe that the information necessary to calculate the default rates for each loan portfolio is presented in Appendix XII of our Form 6-K furnished on February 19, 2013, we will include disclosure similar to that included below (the underlined language will be added, updated as appropriate, in future 20-F filings, to the information included in Appendix XII of our Form 6-K furnished on February 19, 2013):

“As of December 31, 2012, the default rate or non-performing loan (NPL) ratio for each of the renegotiated loan portfolios was as follows:

DEFAULT RATE OR NON-PERFORMING LOAN (NPL) RATIO(*)	As of December 31, 2012
Government agencies	2%
Other legal entities and individual entrepreneurs	35%
Of which: Financing the construction and property development	50%
Other individuals	24%

(*) The default rate or non-performing loan ratio for a renegotiated loan portfolio is defined as the outstanding amount of the impaired renegotiated loans in such portfolio at the reporting date divided by the total outstanding amount of the renegotiated loans in such portfolio at such date.”

•	Discuss why such a significant portion of your renegotiations and refinances appear unsuccessful, whether you have made changes to your modification programs as a result, and if so, how.

We respectfully advise the Staff that we believe that the results of our refinancing and restructuring policy are acceptable considering the economic deterioration of some of the regions where we operate, including Spain. Accordingly, we have not made significant changes to our modification programs as a result of existing default rates.

In arriving to the conclusion stated above, we have considered the evolution of the loans renegotiated in 2008 and 2009 of our “Other companies” (comprised of those loans to “Other legal entities and individual entrepreneurs” that are not “Financing the construction and property development” loans in the table above) and “Residential mortgage” (comprised of the secured loans in our “Other individuals” portfolio). We believe that these loans may be used as a benchmark for loans in the remainder of each respective portfolio. With respect to our “Other companies” portfolio, for purposes of our evaluation we further segmented it into the following two sub-categories with distinct characteristics from a risk perspective: (i) loans to large corporations (which represented approximately 15% of the non-impaired portfolio as of December 31, 2012), which are typically refinanced due to temporary cash-flow tensions and thus have a low non-performing loan ratio, and (ii) other corporate loans (which represented approximately 85% of the non-impaired portfolio as of December 31, 2012), which relate mainly to non-real estate mid-sized businesses, many of which are going through industrial restructuring processes that contemplate cost adjustment measures and/or divestment plans with the objective of generating cash to assist the deleveraging process. Of all the loans refinanced in 2008 and 2009 of our “Other companies” portfolio, as of December 31, 2012, 37% had been repaid, 22% had been defaulted upon and the rest continued to perform (although 16% of them were classified as subjectively impaired as a precautionary measure).

With respect to our “Residential mortgage” portfolio, since mortgage loans have long maturities, we believe that the relevant indicator to assess their evolution is not the level of repayment (which for mortgage loans renegotiated in 2008 and 2009 is typically negligible) but whether payments of capital plus interest thereunder are being made with normality. Of all the loans refinanced in 2008 and 2009 of our “Residential mortgage” portfolio, as of December 31, 2012, 16% had been defaulted upon, while capital and interest had been paid with normality with respect to approximately 80% of the loans.

As stated above, we believe that the evolution of our “Other companies” and “Residential mortgage” portfolios supports our conclusion that our modification programs are currently adequate.

•
Discuss whether you provide any subsequent modifications for renegotiated or refinanced loans, or whether loans are only allowed to be renegotiated or refinanced once. If you provide multiple modifications, revise to disclose the following:

•	Discuss whether the level of multiple modifications for loans is increasing or decreasing to give a better sense of the successfulness of your modification programs.

•
Discuss how you are timely capturing all losses inherent in your loan portfolio in your allowance for loan losses. For example, discuss how you incorporate re- defaults on these loans in your probability of default assumptions and any qualitative adjustments you may make related to the risk of re-default

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will include disclosure similar to that included below (the underlined language will be added, updated as appropriate, in future 20-F filings, to the information included in Appendix XII of our Form 6-K furnished on February 19, 2013):

“The BBVA Group’s refinancing/restructuring policy provides for the possibility of multiple modifications, which shall be approved on an individual basis based on the risk profile of the relevant customer and its degree of compliance with the prior payment calendar.

Since 2009, the number of loans that have been modified two or more times has increased as a result of the deterioration of the economic conditions, mainly in Spain. As of December 31, 2012, the non-performing loan ratio of loans that had been modified two or more times was substantially the same as the non-performing loan ratio of loans that had been modified only once.

The internal models used to determine allowances for loan losses consider the restructuring or renegotiation of a loan, as well as re-defaults on a loan, by assigning a lower internal rating to restructured/renegotiated loans than the average internal rating assigned to non-restructured/renegotiated loans. This downgrade results in an increase in the probability of default (PD) assigned to restructured/renegotiated loans (with the resulting PD being higher than the average PD of the non-renegotiated loans in the same portfolios).”

b) Quantitative information on activities in the real-estate market in Spain, page A-32

6.
Refer to your response to prior comment 19, and please revise your disclosure on page A-35 in future filings to include the measurement methodology for your gross value and impairment losses similar to the definitions for those measures that you included in your response.

Response:

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will include disclosure similar to that included below (the stricken language will be deleted from and the underlined language will be added to our disclosure), updated as appropriate, in future 20-F filings:

“The breakdown of foreclosed, acquired, purchased or exchanged assets ~~from~~ for debt from loans relating to the Group’s business in Spain, as well as the holdings in and financing to non-consolidated companies holding such assets is as follows:

			Millions of Euros
		2012(*)			2011
Information about assets received in payment of debts (Business in Spain)	Gross Value(1)	~~Provisions~~ Valuation Adjustments (2)	Carrying Amount	Gross Value(1)	~~Provisions~~ Valuation Adjustments (2)	Carrying Amount

Real estate assets from loans to the construction and real estate development sectors in Spain.	8,894	4,893	4,001	5,101	1,740	3,361

~~Terminated~~ Completed buildings	3,021	1,273	1,748	1,709	487	1,222
Homes	2,146	877	1,269	1,227	333	894
Other	875	396	479	482	154	328
Buildings under construction	908	528	380	360	115	245
Homes	881	512	369	357	114	243
Other	27	16	11	3	1	2
Land	4,965	3,092	1,873	3,032	1,138	1,894
Urbanized land	3,247	2,048	1,199	1,561	570	991
Rest of land	1,718	1,044	674	1,471	568	903

Real estate assets from mortgage financing for households for the purchase of a home	2,512	1,020	1,492	1,509	401	1,108

Rest of real estate assets received in payment of debts	653	273	380	403	167	236

Equity instruments, investments and financing to non-consolidated companies holding said assets	702	383	319	701	287	414

Total	12,761	6,569	6,192	7,714	2,595	5,119
(*)   Includes Unnim.

(1)   Represents the amount of the related impaired loans immediately before the receipt of the assets in payment of such loans.

(2)   Represents provisions for impairment losses on the related loans immediately before the receipt of the assets in payment of such loans plus the amount of losses recorded due to the impairment on such assets since their receipt until the reporting date (i.e., December 31, 2012 and December 31, 2011, respectively). As indicated in Notes 2.2.4 and 2.2.6 to the Consolidated Financial Statements, non-current assets held for sale that are foreclosed assets or properties purchased from borrowers in distress are recorded at their acquisition date and any subsequent time, at the lower of either their related carrying amount or the fair value of the asset (less sale costs).